EXHIBIT 99.1

Brookfield Corporation Reports Strong First Quarter Results

Distributable Earnings increased to $1.6 billion

Over $1 Billion of BN and BAM Shares Repurchased in Volatility of Markets to Date in 2026

BROOKFIELD, NEWS, May 14, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the quarter ended March 31, 2026.

Nick Goodman, President of Brookfield Corporation, said, “We started the year strong, with good growth in asset management, continued scaling of wealth solutions, and stable cash flows in our operating businesses. We were active in many areas, including the repurchase of over $1 billion of shares year-to-date in the open market—of which $470 million were BN shares and $575 million were BAM shares.”

Nick Goodman continued, “As part of our ongoing efforts to streamline our corporate structure, we are advancing plans to combine Brookfield Corporation (BN) and our insurance business (BNT). As our insurance platform continues to scale, the combination will enhance capital efficiency and flexibility, supporting our ability to deploy capital globally into high-quality investment opportunities, and our commitment to provide excellent service and long-term certainty for our policyholders. This builds on the successful conversion of our listed private business entity (BBUC) earlier this year and the progress we have made exploring similar initiatives with our listed infrastructure and energy vehicles.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 7% and 6% over the prior periods.

UNAUDITED For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income of consolidated business[1]	$1,042	$215	$4,062	$1,549
Net income attributable to Brookfield shareholders[2]	102	73	1,336	612

Distributable earnings before realizations[3]	1,393	1,301	5,478	5,171
— Per Brookfield share[3],4	0.59	0.55	2.32	2.18

Distributable earnings[3]	1,550	1,549	6,009	6,607
— Per Brookfield share[3],4	0.66	0.65	2.54	2.78

See endnotes on page 9.

Total consolidated net income was $1.0 billion for the quarter and $4.1 billion for the last twelve months (“LTM”). Distributable earnings before realizations were $1.4 billion ($0.59/share) for the quarter and $5.5 billion ($2.32/share) for the LTM.

Asset Management generated an 11% increase in fee-related earnings compared to the prior year quarter, supported by strong institutional fundraising across our flagship and diversified complementary strategies, increasing fee-bearing capital to $614 billion at quarter end. Wealth Solutions delivered strong results, benefiting from robust investment performance and continued expansion of the insurance asset base. Operating Businesses continued to deliver stable cash flows, demonstrating their resilience and the high quality of their underlying operations.

During the quarter and for the LTM, earnings from realizations were $157 million and $531 million, with total DE for the quarter and for the LTM of $1.6 billion ($0.66/share) and $6.0 billion ($2.54/share), respectively.

Regular Dividend Declaration

The Board declared a quarterly dividend for Brookfield Corporation of $0.07 per share, payable on June 30, 2026 to shareholders of record as at the close of business on June 15, 2026. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were $1.4 billion ($0.59/share) for the quarter and $5.5 billion ($2.32/share) for the last twelve months, representing an increase of 7% and 6% on a per share basis over the prior periods. Total distributable earnings were $1.6 billion ($0.66/share) for the quarter and $6.0 billion ($2.54/share) for the last twelve months.

Asset Management

  DE was $765 million ($0.32/share) in the quarter and $2.8 billion ($1.20/share) for the LTM.
  Year-to-date fundraising totaled $67 billion, including $21 billion raised in the first quarter, reflecting strong demand from our institutional clients. This included $5 billion from retail and wealth clients, a $40 billion investment mandate from Just Group, and $6 billion raised in April for our seventh vintage flagship private equity strategy.
  We expect to finalize the first close of our seventh vintage flagship private equity strategy in the coming months. Our operator-led focus on cash-flowing industrial and essential services businesses is resonating with our partners at this point in this cycle where everyone is seeking “hard assets”.
  Fee-bearing capital increased by 12% to $614 billion, driving an 11% increase in fee-related earnings compared to the prior year quarter.

Wealth Solutions

  DE was $430 million ($0.18/share) in the quarter and $1.7 billion ($0.71/share) for the LTM.
  Retail and institutional annuity sales totaled $4 billion for the quarter, increasing to approximately $5 billion including Just Group.
  We continued to improve the performance of our P&C business by focusing on a more targeted set of specialty lines, achieving a combined ratio of 99% during the quarter.
  During the quarter, we deployed $4 billion into Brookfield client-managed strategies across our investment portfolio at an average target yield of 10%.
  At quarter end, we held $13.2 billion of book equity, generating $2.0 billion in annualized cash flows, underpinning a 15% return on equity and a valuation by us of $30 billion.
  Subsequent to the quarter end, we announced the completion of the acquisition of Just Group. The acquisition increases our insurance assets by $40 billion to $180 billion, and significantly expands our operations in the U.K. as we continue to execute on our global expansion strategy.

Operating Businesses

  DE was $360 million ($0.15/share) in the quarter and $1.5 billion ($0.65/share) for the LTM.
  Cash distributions were supported by the strong operating earnings of our infrastructure, energy and private equity businesses.
  Operating fundamentals across our real estate portfolio remain strong, with super core assets ending the quarter at 96% occupancy and our core plus portfolio at 95%. During the quarter, we completed 5.5 million square feet of office and retail leases, with office leasing achieving net rents 15% above expiring levels.
  Capital markets remain constructive, with strong liquidity for high-quality, cash-flowing assets, including real estate, where financing activity continues to recover robustly. As an example, we refinanced Two Manhattan West, one of our super core office towers in Manhattan, placing a non-recourse $1.9 billion mortgage with a 10-year term and a coupon of 5.53%, or a 107 bps spread. This allowed us to repay the prior $1.5 billion mortgage and generate $400 million of net cash, and we continue to own the building.

Earnings from the monetization of mature assets were $157 million ($0.07/share) for the quarter and $531 million ($0.22/share) for the LTM.

  During the quarter, we executed $17 billion of asset sales across the business, as transaction activity remained resilient across most asset classes.
  Monetization activity included $6 billion in infrastructure, $5 billion in energy, $2 billion in real estate, and $4 billion of other diversified assets across our operating businesses. Substantially all sales were completed at or above our carrying values, returning significant value to our clients.
  Total accumulated unrealized carried interest was $11.8 billion at quarter end, net of $157 million realized into income in the quarter and $528 million for the LTM. With continued progress returning capital to investors and with an active pipeline of monetizations, we are well positioned to realize significant carried interest into income over the next three years.

We ended the quarter with $188 billion of capital available to deploy into new investments.

  We have deployable capital of $188 billion, which includes $74 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business, as well as $114 billion of uncalled private fund commitments.
  Our balance sheet remains conservatively capitalized, with corporate debt at the Corporation carrying a weighted-average term of 15 years.
  Amid a supportive capital markets environment, we advanced $45 billion of financings across the franchise, including $15 billion in our real estate business.
  During the quarter, we returned $598 million of capital to our shareholders via regular dividends and share repurchases. Year-to-date, we repurchased $470 million of BN Class A shares in the open market at an average price of $41, which represents an approximate 40% discount to our view of intrinsic value at quarter end of $66. BAM has also been active, repurchasing $575 million of its shares in the open market.

Combination of BN and BNT

Over the last 18 months, we have streamlined our corporate structure. The next step is the combination of BN and its paired security, BNT. The end result will be a fully integrated insurance and investment organization.

This builds on the steps closed to date, including the successful conversion of Brookfield Business Partners and Brookfield Business Corporation into a single listed corporate entity. The dominance of index investing, strong shareholder support, and a positive market response have reinforced our view that simpler structures with larger market capitalizations are now the most effective way to position these businesses. We are also evaluating a similar simplification plan for our two infrastructure and our two energy entities.

When we established our wealth solutions business, we structured it in a manner that enabled it to benefit from the Corporation’s capital base and investing capabilities. That approach served us well. Over the past five years, we have grown our insurance business to $30 billion of value, while growing the asset base to close to $200 billion.

It is now clear that to keep growing and to maximize our returns and lower risk, a full combination is optimal. Providing our insurance operations with greater access to the Corporation’s balance sheet will enhance capital efficiency and flexibility in optimizing our capital structure to support Brookfield’s continued expansion over the long term.

This combination is expected to allow us to fully utilize our permanent capital base—an incremental approximately $145 billion of cash, equities, real estate, and other investments—to support the growth of our insurance operations. Simply stated, few other insurance businesses in the world will have access to this scale of excess capital to add to its equity base.

The transaction is expected to be completed on a tax-efficient basis for most shareholders of both BN and BNT, and the combined business is expected to be listed on the TSX and NYSE and trade under the symbol “BN”.

As a part of this, and to allow greater comparability to peers, from the first quarter of 2027, we will adopt U.S. generally accepted accounting principles ("U.S. GAAP").

We continue to refine the various details to implement the transaction and expect final review of the transaction by the boards of directors of BN and BNT to occur in the coming weeks. Subject to the approval of each board, we intend to seek BN and BNT shareholder approvals on the transaction, as a special matter, at their respective 2026 annual general meetings, both scheduled for July 16, 2026.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)		March 31		December 31
		2026		2025
Assets
Cash and cash equivalents		$15,030		$16,242
Other financial assets		29,562		30,033
Accounts receivable and other		43,845		46,289
Inventory		9,000		8,849
Equity accounted investments		82,868		79,881
Investment properties		85,743		85,613
Property, plant and equipment		168,249		165,992
Intangible assets		38,044		38,496
Goodwill		43,102		43,355
Deferred income tax assets		4,170		4,221
Total Assets		$519,613		$518,971

Liabilities and Equity
Corporate borrowings		$14,271		$14,301
Accounts payable and other		59,678		62,348
Non-recourse borrowings of managed entities		249,461		245,311
Subsidiary equity obligations		3,735		3,808
Deferred income tax liabilities		26,826		27,009

Equity
Non-controlling interests	$118,855		$118,308
Preferred equity	4,090		4,090
Common equity	42,697	165,642	43,796	166,194
Total Equity		165,642		166,194
Total Liabilities and Equity		$519,613		$518,971

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended March 31 (US$ millions, except per share amounts)	Three Months Ended
	2026	2025
Revenues	$18,580	$17,944
Direct costs[1]	(11,507)	(10,995)
Other income and gains	73	588
Equity accounted income	1,339	519
Interest expense
– Corporate borrowings	(183)	(179)
– Non-recourse borrowings
Same-store	(4,062)	(3,982)
Dispositions, net of acquisitions[2]	63	—
Upfinancings[2]	(169)	—
Corporate costs	(20)	(18)
Fair value changes	(43)	(824)
Depreciation and amortization	(2,631)	(2,455)
Income tax	(398)	(383)
Net income	1,042	215
Net (income) loss attributable to non-controlling interests	(940)	(142)
Net income attributable to Brookfield shareholders	$102	$73

Net income per share[3]
Diluted	$0.03	$0.01
Basic	0.03	0.01
  Direct costs disclosed above exclude depreciation and amortization expense.
  Interest expense from dispositions, net of acquisitions, and upfinancings completed over the twelve months ended March 31, 2026.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Asset management	$765	$684	$2,848	$2,708

Wealth solutions	430	430	1,671	1,507

BIP	94	89	361	341
BEP	121	113	462	434
BBUC	6	6	24	32
BPG	120	215	642	904
Other	19	3	47	4
Operating businesses	360	426	1,536	1,715

Corporate costs and other	(162)	(239)	(577)	(759)
Distributable earnings before realizations[1]	1,393	1,301	5,478	5,171
Realized carried interest, net	157	189	528	409
Disposition gains from principal investments	—	59	3	1,027
Distributable earnings[1]	$1,550	$1,549	$6,009	$6,607
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited For the periods ended March 31 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2026	2025[1]	2026	2025[1]
Net income	$1,042	$215	$4,062	$1,549
Financial statement components not included in DE:
Equity accounted fair value changes and other	958	952	3,509	3,002
Fair value changes and other	273	869	1,593	3,530
Depreciation and amortization	2,631	2,455	10,555	9,717
Disposition gains in net income	(2)	(483)	(1,925)	(1,315)
Deferred income taxes	3	(159)	(609)	(456)
Non-controlling interests in the above items[2]	(3,331)	(2,433)	(10,848)	(10,362)
Less: realized carried interest, net	(157)	(189)	(528)	(409)
Working capital, net	(24)	74	(331)	(85)
Distributable earnings before realizations[3]	1,393	1,301	5,478	5,171
Realized carried interest, net	157	189	528	409
Disposition gains from principal investments	—	59	3	1,027
Distributable earnings[2]	$1,550	$1,549	$6,009	$6,607
  Comparative period amounts have been revised to reflect returns on capital as the measurement basis for FFO from Direct Investments included within disposition gains in net income.
  DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
  Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

EARNINGS PER SHARE

Unaudited For the periods ended March 31 (millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2026	2025	2026	2025
Net income	$1,042	$215	$4,062	$1,549
Non-controlling interests	(940)	(142)	(2,726)	(937)
Net income attributable to shareholders	102	73	1,336	612
Preferred share dividends[1]	(44)	(40)	(171)	(166)
Net income available to common shareholders	58	33	1,165	446
Dilutive impact of exchangeable shares of affiliate	—	—	13	12
Net income available to common shareholders including dilutive impact of exchangeable shares	$58	$33	$1,178	$458

Weighted average shares[3]	2,241.5	2,256.0	2,243.4	2,261.2

Dilutive effect of conversion of options, escrowed shares[2]and exchangeable shares of affiliate[3]	61.7	59.3	120.8	114.5
Shares and share equivalents[3]	2,303.2	2,315.3	2,364.2	2,375.7

Diluted earnings per share[3]	$0.03	$0.01	$0.50	$0.19
  Excludes dividends paid on perpetual subordinated notes of $3 million (2025 – $3 million) and $10 million (2025 – $10 million) for the three and twelve months ended March 31, 2026, which are recognized within net income attributable to non-controlling interests.
  Dilution of management share option plan and escrowed stock plan measured using the treasury stock method.
  Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and twelve months ended March 31, 2026, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the periods ended March 31, 2026, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Distributions.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2026 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BIec3de94d0b7d442ca8d101ce50094410. Upon registering, you will be emailed a dial-in number and a unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/54uecjeu. For those unable to participate in the Conference Call, the telephone replay will be archived and available until May 14, 2027. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/54uecjeu.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in energy, infrastructure, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.bn.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings before realizations from our asset management business and our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. Distributable earnings before realizations from our Asset Management business is comprised of fee-related earnings and other income (expenses), net of cash taxes and equity-based compensation costs from BAM, as well as FFO on direct investments. Distributable earnings from our Wealth Solutions business is calculated as net income from our Wealth Solutions business, excluding the impact of depreciation and amortization, deferred income taxes, net income from our equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of DE from investments in associates. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of profits generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

Endnotes
  Consolidated basis – includes amounts attributable to non-controlling interests.
  Excludes amounts attributable to non-controlling interests.
  See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9.
  Per share amounts have been adjusted to reflect BN’s three-for-two stock split completed on October 9, 2025.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward- looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives, all statements relating to the proposed combination of Brookfield Corporation and Brookfield Wealth Solutions Ltd. and the acquisition of Just Group and its expected impact on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, energy and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.